1585 Broadway New York, NY 10036-8299 Telephone 212.969.3000 Fax 212.969.2900	BOCA RATON BOSTON CHICAGO LONDON LOS ANGELES NEW ORLEANS NEWARK PARIS SÃO PAULO WASHINGTON

August 22, 2008

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Phil Rothenberg

Re:	Lightstone Value Plus Real Estate Investment Trust II, Inc. Registration Statement on Form S-11 Filed on June 9, 2008 File No. 333-151532

Dear Mr. Rothenberg:

On behalf of our client, Lightstone Value Plus Real Estate Investment Trust II, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated July 8, 2008 (the “Comment Letter”) with respect to the registration statement on Form S-11 filed by the Company with the Commission on June 9, 2008 (No. 333-151532) (the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Amendment No. 1 has been filed by the Company today. Additionally, please note that some of our revisions to the Registration Statement reflect blue sky comments received by the states and also our stylistic changes (e.g., the reorganized summary section).

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 1. All page number references in the Company’s responses are to page numbers in Amendment No. 1.

August 22, 2008

General

1.	Please provide us with any pictures, graphics or artwork that will be used in the prospectus.

The Company intends to use a color graphic on the cover of its prospectus similar to the graphic on page C-1 of the subscription agreement. We advise the Staff that the Company will provide the graphic when it becomes available.

2.
Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any material information or disclosure regarding the offering that is not derived from or disclosed in the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5.

The Company acknowledges that the Staff needs time to review any sales literature that is used in connection with this offering. The Company will submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing.

3.
Please clarify whether you intend to hold your properties for a minimum of seven to ten years, or a minimum of eight to ten years. For example, currently on page 92 under the heading of “Sale or Disposition of Properties” the prospectus states that you intend to hold properties for seven to ten years, but on page 8 under the heading of “Primary Business Objectives and Strategies” the prospectus states that you intend to hold your properties for eight to ten years.

The Company has clarified on pages 4 and 91 that it intends to hold its properties for a minimum of seven to ten years.

Registration Statement Facing Page

4.	Please check the box indicating that this is a continuous offering pursuant to Rule 415.

The Company has amended the cover page to indicate that the offering is a continuous offering pursuant to Rule 415.

August 22, 2008

5.
We note that you are registering 50 million shares of common stock, which is the maximum amount in your offering. On the cover page of the prospectus you disclose that additionally you are offering up to 6.5 million shares in connection with your distribution reinvestment plan. Please advise whether these 6.5 million shares are part of, or in addition to, the 50 million shares that you have registered.

We advise the Staff that the 6.5 million shares in connection with the Company’s distribution reinvestment program are not part of the 50 million shares that the Company has registered. The 6.5 million shares for the Company’s distribution reinvestment program are being registered with Amendment No. 1.

Prospectus Summary, Page 1

Estimated Use of Proceeds, page 5

6.
Reference is made to note (1) to the table. You disclose that all dealer manager fees, selling commissions and other organization and offering expenses will be paid by Lightstone SLP II, LLC. Please revise to clarify that if the minimum offering is sold you estimate costs of $750,000 but estimate only $300,000 of proceeds from the sale of subordinated profit participation interests to Lightstone SLP II, LLC.

The Company has revised the Estimated Use of Proceeds table to clarify that the Company will receive $500,000 of proceeds from the sale of subordinated profits interests if the minimum offering is achieved. The remaining $250,000 will be paid by the Company’s sponsor. The Company has revised note (1) to the Estimated Use of Proceeds table to clarify that the Company’s sponsor will pay the dealer manager fees, selling commissions and other organizational and offering expenses to the extent that such fees, commissions and expenses exceed the amount of proceeds received from the sale of the subordinated profits interests.

7.
You state in note (5) that the Estimated Use of Proceeds table is based on the assumption that you will not borrow any money to purchase properties. Please revise the note here and on page 58, as the table includes a column with acquisition fees based on maximum leverage.

Per the Staff’s comment, the Company has deleted the language in note (5) of the Estimated Use of Proceeds table on pages 7 and 65 indicating that the table is based on the assumption that the Company will not borrow money to purchase properties.

August 22, 2008

Suitability Standards, page 10

8.
We note the disclosure stating that investors generally must have $70,000 in annual gross income and a minimum net worth of $70,000. Page C-5 of the subscription agreement, however, indicates a minimum gross income and net worth of at least $75,000. Please revise to reconcile this apparent inconsistency or advise. Provide consistent disclosure throughout the registration statement.

We advise the Staff that the Company has revised Page C-5 of the subscription agreement to state that investors must have $70,000 in annual gross income and a minimum net worth of $70,000.

Compensation, page 11

9.
As you disclose on page 52, in the subheading bullet point paragraph that begins with the phrase “Acquisition Fee” and in the table on pages 13 and 14 please additionally disclose the acquisition stage compensation that you expect to pay assuming aggregate long-term permanent leverage of 75%.

We advise the Staff that the Company has provided additional disclosure on page 10 indicating the acquisition fees payable to the Company’s advisor assuming aggregate long-term permanent leverage of 75%.

Risk Factors, page 16

10.
Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:

•	“Our board of directors may amend or terminate the distribution reinvestment program.” (page 17)

We advise the Staff that the Company has provided additional disclosure on page 16 with respect to the specific risks associated with the possible termination of the Company’s distribution reinvestment program.

•	“We do not have employees.” (page 19)

To delete redundant disclosure and to reduce the length of the Registration Statement, the Company has combined the risk factor captioned “There is competition for the time and services of the personnel of our advisor and its affiliates” with the risk factor captioned “We do not have employees.” The Company has provided additional disclosure with respect to the specific risks related to the conflicts of interest created by relying on the employees of the Company’s sponsor and its affiliates.

August 22, 2008

•	“We have the same legal counsel as our sponsor and its affiliates.” (page 20)

We advise the Staff that the Company has provided additional disclosure on page 19 with respect to the specific risks of having the same legal counsel as the Company’s sponsor and its affiliates.

In addition, please revise to ensure that each risk factor itself clearly describes the risks to investors.

11.
Please revise your risk factors to specifically disclose how the risk described therein applies to you. Currently, some of your risk factors are boilerplate and could apply to any company seeking to do an initial public offering. We note the following examples:

•	“Failure to generate revenue may reduce ...” (page 23)

We advise the Staff that the Company has provided additional disclosure on page 22 describing the specific risks to the Company’s stockholders related to the failure to generate sufficient cash flows.

•	“Changes in applicable laws may adversely affect ...” (page 27)

We advise the Staff that the Company has provided additional disclosure on page 43 describing the specific risks to the Company resulting from changes in applicable laws, including changes in applicable tax laws.

•	“Our board of directors may amend or terminate the distribution reinvestment program.” (page 17)

We advise the Staff that the Company has provided additional disclosure on page 16 describing the specific risks to the Company’s stockholders resulting from the ability of the Company’s board of directors to terminate the distribution reinvestment program.

•	“We may purchase real properties from persons with whom affiliates of our advisor have prior business relationships.” (page 19)

We advise the Staff that the Company has provided additional disclosure on page 18 describing the specific risks to the Company and its stockholders resulting from negotiating and purchasing properties from persons with whom the Company’s advisor or its affiliates have prior business relationships.

August 22, 2008

Our dealer manager has limited experience in public offerings ..., page 16

Our operations could be restricted if we become subject to the Investment Company ..., page 17

12.
Mitigating language, such as stating that the President of your dealer manager has 30 years of experience or stating that you do not believe that your operating partnership will be considered an “investment company,” is not appropriate. Generally, you should limit your Risk Factor section to an identification and brief description of each material risk. You may elaborate on the factors employed to minimize identified material risks in other places in the prospectus. Please revise.

We advise the Staff that the Company has deleted any mitigating language from the Risk Factor section, including the mitigating language described in this comment of the Staff’s Comment Letter.

Our cash flows from real estate investments may become insufficient…, page 17

13.
Please expand the risk factor to address distributions made from sources other than operating cash flows. Please disclose that such distributions will reduce the amounts available for property investments and thus your ability to generate future operating cash flows. Please disclose whether you intend to make distributions from sources other than operating cash flows in the early stages of the offering prior to the investment of a material portion of the proceeds.

We advise the Staff that the Company has included an additional risk factor on page 15 addressing the risks to the Company if the Company makes distributions from sources other than operating cash flows. Per the Staff’s comment, the Company has disclosed that the Company may make distributions from sources other than operating cash flows in the early stages of the offering and that such distributions will reduce the amount of funds available for property investments.

We may experience energy shortages and allocations, page 27

14.	Please provide additional details regarding the types of shortages that you anticipate may occur and their possible affect on you.

We advise the Staff that the Company has disclosed additional details on page 27 regarding the types of energy shortages that the Company anticipates may occur and the ultimate effect of such shortages on the properties that the Company may acquire.

August 22, 2008

Current state of debt markets could have a material adverse impact on our earnings and financial condition, page 38

15.	This risk factor is identical to the risk factor with the same sub-heading on page 42. Please revise to eliminate this and all other redundant risk factors.

The Company has eliminated the duplicative risk factor.

How We Operate, page 47

16.
We note disclosure in the organizational chart on page 3, which indicates that the subordinated profit participation interest will entitle Lightstone SLP II LLC to approve all management decisions of the REIT. Please revise this section to describe this right and how it will affect your day-to-day operations.

We advise the Staff that Lightstone SLP II LLC is not entitled to approve all management decisions of the Company or its operating partnership. Accordingly, the Company has revised the disclosure on pages 2 and 128 to clarify that Lightstone SLP II LLC does not have the right to approve all management decisions of the Company or its operating partnership.

Conflicts of Interest, page 48

17.
Please tell us whether your independent directors serve on the board of any other programs affiliated with the sponsor. If so, disclose the associated conflicts of interest, including the aggregate payments these persons received in 2007 from the sponsor.

We advise the Staff that the Company has provided additional disclosure on page 50 under the caption, “[e]ach member of our Board of Directors is also on the Board of Directors of Lightstone Value Plus Real Estate Investment Trust, Inc.” explaining that the Company’s independent directors also serve on the board of other programs sponsored by the Company’s sponsor. Per the Staff’s comment, the Company has also disclosed the aggregate payments to such persons received in 2007 from the Company’s sponsor or its affiliates.

August 22, 2008

We may purchase real properties from person on with whom affiliates..., page 48

18.
Please disclose your policy with respect to selling real properties to persons with whom your affiliates have prior business relationships. Additionally, please disclose your policy regarding purchasing real properties from, and selling real properties to, your affiliates.

We advise the Staff that the Company has provided disclosure on page 50 with respect to the Company’s policy for purchasing or selling properties to person with whom it’s affiliates have prior business relationships. The Company also provided additional disclosure regarding its policy for purchasing real properties from, and selling real properties to, its affiliates on pages 95 and 123.

Prior Performance of Affiliates of Our Sponsor, page 60

19.
You state that all programs sponsored by your sponsor in the last ten years have been nonpublic. We note on page 65 that your sponsor is also the sponsor of Lightstone Value Plus Real Estate Investment Trust, Inc. (“LVP I”), a publicly offered REIT. Please tell us how you determined that LVP I is not a public program sponsored by your sponsor. Address as appropriate throughout the filing, including the prior performance tables in Appendix A.

The Company has revised the prior performance tables in Appendix A and the section titled “Prior Performance of Affiliates of our Sponsor” to include disclosure regarding Lightstone Value Plus Real Estate Investment Trust, Inc.

Program Properties, page 64

20.	Please provide the total number of investors in Program Properties. Please refer to Item 8.A.1 of Industry Guide 5.

The Company has provided the total number of investors in Lightstone Value Plus Real Estate Investment Trust, Inc. as of December 31, 2007. We advise the Staff that the Company will provide information with respect to the sponsor’s non-public programs, including the total number of investors, in the second amendment of the Registration Statement.

21.
We note that you have provided the information required by Item 8.A.1 of Industry Guide 5 for your Program Properties. Additionally, please provide the information required by Item 8.A.1 of Industry Guide 5 for Lightstone Value Plus Real Estate Investment Trust, Inc.

We advise the Staff that the Company has provided the information required by Item 8.A.1 of Industry Guide 5 for Lightstone Value Plus Real Estate Investment Trust, Inc. on page 70.

August 22, 2008

Adverse Business Developments, page 65

22.
You state that some of the Program Properties and Non-Program Properties have acquired troubled properties or mortgage bonds or loans. Please provide additional disclosure regarding these troubled properties or mortgage bonds or loans or explain to us why the additional information would not be material to investors.

We advise the Staff that the Company has provided additional disclosure regarding the troubled properties acquired by the programs of the Company’s sponsor on page 71.

23.
We note that the 2007 column of Table III indicates that there was a large loss ($282.8 million), most of which was due a loss from operations. Please advise why you believe this should not be disclosed in this section. Please refer to Item 8.A.2 of Industry Guide 5.

We advise the Staff that the Company has provided additional disclosure regarding the $282.8 million loss on page 71, which is related to the acquisition of Extended Stay Hotels by the Company’s sponsor.

Management, page 66

Independent Directors, page 69

24.	Please provide the disclosure called for by Item 407(a)(1)(ii) of Regulation S-K. Refer to Item 23 of Form S-11.

We advise the Staff that the Company has provided the disclosure required by Item 407(a)(1)(ii) of Regulation S-K on page 76.

Investment Objectives and Policies, page 84

25.	Please state your policy with respect to the amount or percent of assets which may be invested in any specific property. See Item 13(a)(6) of Form S-11.

We advise the Staff that the Company has provided additional disclosure on page 91 regarding its policy for amount of assets invested in any specific property. The Company has indicated that the amount or percent of assets which may be invested in any specific property is not predetermined and will depend on the amount of offering proceeds available for investment and the investment criteria described in the section titled “Investment Objectives and Strategies.”

August 22, 2008

Joint Ventures and Preferred Equity Investments, page 87

26.	Please disclose the percentage of assets that will likely be invested in joint ventures and preferred equity investments. See Item l3(c)(1) of Form S-11.

We advise the Staff that the Company has disclosed on page 94 that in determining whether to invest in joint ventures and preferred equity investments the Company will evaluate the underlying real property of such investments based on the criteria described elsewhere in the Registration Statement. Accordingly, the amount or percentage of assets that will be invested in such investments is not predetermined and will depend on several factors, including the availability of opportunities and the preferences of the counterparty to the transaction with respect to structure. However, the Company has disclosed that it does not expect that its joint venture investments will exceed 25% of the offering proceeds raised by its offering.

Loans, page 87

27.	Please revise to briefly describe the restrictions on your loan policies under your charter and bylaws.

The Company has revised page 94 to describe the restrictions on the Company’s loan policies under its charter. We advise the Staff that there are no restrictions on loan policies in the Company’s bylaws. Accordingly, the Company has removed the reference to its bylaws from this disclosure.

Investment Limitations, page 88

28.	Please revise to clarify whether these limitations are contained in your charter or bylaws or if they are policies that the board of directors can change without stockholder approval.

We advise the Staff that the Company has revised page 94 to clarify that the investment limitations are contained in the Company’s charter and any change requires stockholder approval.

29.	Please disclose your policy regarding underwriting securities of other issuers and offering securities in exchange for property. See Item 12(e) and (g) of Form S-11.

We advise the Staff that the Company has disclosed in the section under the heading“—Investment Limitations” that it will not engage in underwriting activities. Additionally, the Company has provided additional disclosure on page 103 under the section titled “—Other Policies—Issuance of Securities” to clarify that the Company or its operating partnership may offer securities in exchange for property.

August 22, 2008

Financing Strategy, page 89

30.	Please revise to clarify whether your charter or bylaws limits the amount of leverage or borrowing you may use.

We advise the Staff that the Company has revised the disclosure on page 96 to clarify that the Company’s charter limits the amount of leverage the Company may use.

31.
We note your disclosure regarding limiting long-term permanent borrowings to 75% of the aggregate fair market value of all properties. Please also disclose any limits or short-term indebtedness or state that there are no limits on short-term indebtedness.

We advise the Staff that page 96 of the prospectus states that the Company may incur short-term indebtedness having a maturity of less than two years.

Distributions, page 91

32.
We note disclosure in the fourth paragraph, which states that you may obtain funds for distributions from borrowing or selling assets. Please revise to disclose whether you may also use proceeds from this offering or other offerings of your securities to fund distributions.

We advise the Staff that the Company has revised its disclosure on page 98 to clarify that the Company may use proceeds from this offering to fund distributions until it generates sufficient cash flow from its investments to fund distributions.

Environmental Matters, page 95

33.	Please explain the meanings of the phrases “Phase I” and “Phase II” and disclose the significance of these types of reviews and environmental reports.

We advise the Staff that the Company has revised its disclosure on page 102 to explain the meanings of the phrases “Phase I” and “Phase II” and to disclose the significance of these types of reviews and reports.

Capitalization, page 99

34.	Please revise the capitalization table to present pro forma Common Stock amounts that give effect to the minimum and maximum offerings and include the related adjustment to Additional Paid-in Capital.

We advise the Staff that the Company has revised the capitalization table to present pro forma Common Stock amounts that give effect to the minimum and maximum offerings and have included the related adjustment to Additional Paid-in Capital.

August 22, 2008

35.
Please tell us how you calculated the $502,000 of Minority Interest in Partnership at the minimum offering amount. We note that you have received $2,000 from the issuance of limited partnership units and that in your Estimated Use of Proceeds disclosures on pages 5 and 58 that you estimate $300,000 of proceeds from the sale of subordinated profit participation interests.

We advise the Staff that the Company has revised the capitalization table on page 105 to show that the Company will have $2,000 from the issuance of limited partnership units regardless of whether the company achieves the minimum or maximum offering. Additionally, the Company has disclosed in note (1) that the capitalization table does not include proceeds from the sale of subordinated profits interests by the Company’s operating partnership.

Plan of Distribution, page 147

Indemnification, page 153

36.
Please furnish a brief description of the indemnification provisions contained in the Dealer Manger Agreement by and between Lightstone Value Plus Real Estate Investment Trust II, Inc. and Lightstone Securities, LLC.

We advise the Staff that the Company has provided a brief summary of the indemnification provisions contained in the Dealer Manager Agreement on page 160.

Distribution Reinvestment and Share Repurchase Programs, page 157

Share Repurchase Program, page 158

37.
Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your proposed share repurchase plan and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

We advise the Staff that the Company’s share repurchase program is consistent with the relief previously granted by the Division of Corporate Finance in the aforementioned no action letters. We note the following with respect to the Company’s share repurchase program: there is no trading market for the Company’s common stock; the Company will terminate its share repurchase program in the event that a secondary market for the Company’s common stock develops; stockholders must have held the Company’s common stock for at least one year to participate in the share repurchase program; the Company will purchase shares of its common stock at a price that does not exceed the then current offering price; during the offering and for five years thereafter, the number of shares to be redeemed at any time during a year will not exceed 5% of the number of shares outstanding of the Company; and the terms of the share repurchase program are fully disclosed in the Company’s prospectus.

August 22, 2008

38.
We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

We advise the Staff that the Company’s share repurchase program is consistent with the class relief previously granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. With respect to the Company’s share repurchase program during the offering period, we note the following: there is no trading market for the Company’s common stock; the Company will terminate its share repurchase program during the distribution of its common stock in the event that a secondary market for the Company’s common stock develops; the Company purchases shares of its common stock under its share repurchase program at a price that does not exceed the then current public offering price; the terms of the share repurchase program are fully disclosed in the Company’s prospectus; and except as otherwise exempted therein, the Company shall comply with Regulation M.

39.
Please revise to clarify whether the redemption program will be available before completion of the offering period, which we note may extend through 2011. If so, please disclose the repurchase price for sales that occur after the one-year holding period but before the end of the offering period.

We advise the Staff that the Company has revised the disclosure on page 164 with respect to its share redemption program to clarify that the repurchase program will be available before the completion of the offering period.

August 22, 2008

40.	Please disclose the tax consequences of redemption, as required by Item 17(6) of Industry Guide 5.

We advise the Staff that the Company has disclosed the tax consequences of redemption on page 148.

Where You Can Find More Information, page 167

41.	Please disclose the correct address of the SEC: 100 F Street, NE, Washington, DC 20549.

The Company has revised page 169 to disclose the correct address of the SEC.

Consolidated Statement of Cash Flows, page F-5

42.
Please tell us whether the $2,000 of proceeds relates to the issuance of limited partnership units or subordinated profit participation interests and revise your filing as appropriate. We note that you disclose in Note 4 on page F-13 that Lightstone SLP II, LLC has purchased subordinated profit participation interests but you also disclose in Note 1 on page F-6 that the $2,000 relates to the issuance of limited partnership units to your advisor.

We advise the Staff that the $2,000 of proceeds relates to the issuance of limited partnership units and page F-5 has been revised accordingly.

Appendix A, page A-1

43.
Please revise Tables I, II, and III to separately disclose information for each program with similar investment objectives or disclose and tell us your basis for presenting information on an aggregate basis by year.

We advise the Staff that the Company is working to separate the information the non-public programs as requested by the SEC and required by Industry Guide 5. Amendment No. 1 contains placeholders for this information. The Company will provide Tables I, II and III in the next amendment to the Registration Statement.

August 22, 2008

44.
Please tell us whether the prior performance tables include the results of Lightstone Value Plus Real Estate Investment Trust, Inc., and if so, why these results are not reported according to GAAP. Refer to Instruction 4 to Table III in Industry Guide 5.

We advise the Staff that the Company has provided separate prior performance tables for Lightstone Value Plus Real Estate Investment Trust, Inc. We also advise the Staff that the results of Lightstone Value Plus Real Estate Investment Trust, Inc. are reported according to GAAP.

Table I, page A-3

45.
Please revise the introductory paragraph to state that the table includes information for programs the offering of which closed in the most recent three years, rather than two years. In addition, please revise to reconcile the inclusion in the table of four programs as offerings in 2005 with the disclosure in note (1) that states that no programs were offered or closed during 2005.

We advise the staff that the Company has revised the introductory paragraph to state that the table includes information for programs the offering of which closed between December 31, 2004 and December 31, 2007. In addition, the Company has deleted the disclosure in note (1) indicating that no programs were offered or closed during 2005.

46.	We note that much of the data in Table I is left blank. Please provide this information or tell us why you believe it is appropriate to omit it.

We advise the Staff that each of these items is zero. These programs were not “syndicated” as that term is generally understood. There were no offering expenses, selling commissions and discounts, or other acquisition fees that are typically associated with syndicated programs.

47.	The “Total acquisition cost” line item should be presented as a percentage of the dollar amount raised. Please revise accordingly.

We advise the Staff that the “Total acquisition cost” line item is presented as a percentage of the dollar amount raised.

48.
Please include the line item “Date offering began.” Additionally, we note your disclosure in footnote (2). Please tell us why you believe it is appropriate to omit the “Length of offering (in months)” or provide the required information.

We advise the Staff that the Company will disclose the date the offering began for each of its non-public program properties in a subsequent amendment to the Registration Statement. The Company has provided this line item in Table I.

August 22, 2008

We advise the Staff that the “length of offering in months” is inapplicable to the sponsor’s non-public prior programs because the sponsor raised money and closed on its acquisitions simultaneously. As previously discussed with the Staff, the Company’s sponsor has never “syndicated” investments as that term is generally understood. The typical transaction involves investors who, through prior relationships (whether family and friends, or through professional relationships, i.e., accounting firm or law firm) solicit Mr. Lichtenstein to invest with them. The closing occurs approximately at the same time as the money is raised by the sponsor’s co-investors.

49.	Please tell us why you believe it is appropriate not to provide the “Months to invest 90 percent” line item or the revise to provide the required information.

We advise the Staff that the concept of a time period during which our Sponsor invested 90% of the amount available for investment is inapplicable for the reasons stated above. The sponsor and its investors invested 100% of the proceeds raised at the time the money was raised and the acquisition was closed, which typically occurred simultaneously.

Table II, page A-4

50.
Please disclose the number of programs included in the disclosure of aggregate payments to the sponsor in the most recent three years from all other programs the offering of which closed prior to the most recent three years. Refer to Instruction 1 to Table II in Industry Guide 5.

We advise the Staff that the Company continues to provide information for the non-public program properties. For the purpose of expediting the process, we intend to provide this information in the second amendment to the Registration Statement.

Table III, page A-5

51.
The second section of Table III requires that the cash distribution and income tax results be disclosed based on a $1,000 investment to enable an investor to determine the net results to previous investors in the context of a $1,000 investment. Please revise Table III accordingly.

The Company will provide this information in the second amendment to the Registration Statement. With respect to Table III for Lightstone Value Plus Real Estate Investment Trust, Inc., we advise the Staff that there were no distributions in 2005 and the tax return for 2007 is in the process of being finalized.

August 22, 2008

Table V, page A-8

52.	Please include a brief narrative to this table that explains the objective of this table and what it covers.

We advise the Staff that the Company has provided a brief narrative to explain the objective of Table V and what it covers.

Part II, Information Not Required in Prospectus, page II-1

53.	Please provide the disclosure required by Item 701 of Regulation S-K with respect to the 20,000 shares of common stock sold on May 20, 2008 to your advisor.

Pursuant to Item 701 of Regulation S-K, we advise the Staff that the Company has provided additional disclosure under the heading “Recent Sale of Unregistered Securities” with respect to the 20,000 shares of common stock sold to the Company’s advisor.

Item 36. Financial Statements and Exhibits, page 11-3

54.
Please file your legal and tax opinions with the next amendment or provide drafts for us to review. We must review the opinions before we declare the registration statement effective and we may have comments on the opinions.

We advise the Staff that the Company has filed drafts of its legal and tax opinions for the Staff’s review and comment.

Item 37. Undertakings

55.	Please provide the required undertakings per Item 20 of Industry Guide 5 and Item 512 of Regulation S-K.

We advise the Staff that the Company has provided the required undertakings per Item 20 of Industry Guide 5 and Item 512 of Regulation S-K on page II-4.

Table VI, page II-5

56.	The information in this table should be presented for each individual property purchased by programs with similar investment objectives in the most recent three years. Please revise.

We advise the Staff that Table VI has been revised to present each individual property purchased by programs with similar investment objectives in the most recent three years, including properties purchased by Lightstone Value Plus Real Estate Investment Trust, Inc.

August 22, 2008

57.	Please revise the date in the introductory paragraph to state that the table includes information for acquisitions of properties during the three years ended December 31, 2007.

We advise the Staff that the Company has revised the introductory paragraph to Table VI to state that the table includes information for the three years ended December 31, 2007.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.